UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

———————

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **May 5, 2006**



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

    Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement.**

On May 5, 2006, the Board of Directors (the "Board") of Archer-Daniels-Midland Company approved a Transition Agreement (the "Agreement") providing for an orderly transition of Mr. G. Allen Andreas' duties and responsibilities as President and Chief Executive Officer ("CEO"), in connection with Mr. Andreas' resignation as President and CEO and documenting the terms and conditions pertaining to his continuing duties and responsibilities as a Director and Chairman of the Board. The Agreement is attached as Exhibit 10.1 to this Current Report on Form 8-K and the terms thereof are incorporated by reference into this Item 1.01.

Item 9.01   **Financial Statements and Exhibits.**

(d) Exhibits   The following exhibits are filed herewith:

10.1   Transition Agreement dated as of May 5, 2006 between Archer-Daniels-Midland Company and G. Allen Andreas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: May 8, 2006   By   /s/ David J. Smith
                                David J. Smith
                                Executive Vice President, Secretary and
                                 General Counsel

EXHIBIT INDEX

Exhibit	Description	Method of Filing
10.1	Transition Agreement dated as of May 5, 2006 between Archer-Daniels-Midland Company and G. Allen Andreas.	Filed Electronically

TRANSITION AGREEMENT

TRANSITION AGREEMENT ("Agreement"), dated as of May **5**, 2006 between **Archer Daniels Midland Company**, a Delaware corporation (the "ADM"), and **G. Allen Andreas** ("Executive"), a citizen of the State of Illinois.

WHEREAS Executive has been employed by ADM in the capacity of Chief Executive Officer ("CEO") and President; and

WHEREAS Executive has served ADM as a Director and as the Chairman of the Board of Directors ("Chairman"); and

WHEREAS Executive and ADM have agreed that Executive will resign as CEO and President and will continue to serve as Director and Chairman; and

WHEREAS the parties wish to provide for an orderly transition of Executive's duties and responsibilities as CEO and President, and to document the terms and conditions pertaining to his continuing duties and responsibilities as a Director and as Chairman;

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, and other good and valuable consideration, the receipt of which are hereby acknowledged, ADM and Executive hereby agree as follows:

Section 1. <u>Resignation as CEO and President</u>. Executive hereby resigns as CEO and President effective May 1, 2006, and from all of his officer positions with ADM; and Executive will resign as an officer or representative of ADM for any affiliate of ADM and all boards of directors of such affiliates, or for which Executive serves as ADM's representative, and agrees to execute and deliver any and all further documentation reasonably requested by ADM in order to evidence and effect such resignation(s), as requested by the CEO or the Board. Upon such resignation(s), Executive shall remain an employee of ADM, as well as a Director and Chairman.

Section 2. <u>Continued Employment as Chairman</u>. Following Executive's resignation as CEO and President, and prior to his Retirement Date (as defined in Section 3 below)(assuming Executive's reelection as a Director of ADM), to secure Executive's continued services for ADM, the other terms and conditions of Executive's employment (including his current base salary of $3,060,000) shall remain the same as in effect on the date of this Agreement through August 31, 2006 (including Executive's receipt of his normal equity incentive award for fiscal year 2006); provided, however, that Executive shall not be eligible for equity incentive awards after the August 2006 grant related to ADM's fiscal year 2006. Thereafter, in lieu of his current base salary, Executive will be paid at the rate of $1,000,000 per annum for his services as Chairman ("Chairman Compensation"), and Executive will be provided with office and secretarial support similar to his current arrangements at a location to be mutually agreed between the parties. Executive will also be provided with air and ground transportation while on ADM business, and access to existing corporate lodging in New York City and Washington, D.C. while on ADM business, similar to his current arrangements. While Executive remains Chairman, he shall perform such normal and customary duties as Director and Chairman and fulfill such other roles in those capacities for ADM as may be reasonably agreed between the

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Executive and the Board, and shall otherwise continue his normal duties and obligations (including his duty of loyalty) as an employee of ADM.

Section 3. <u>Retirement as Chairman</u>. After September 1, 2006, for the remainder of ADM's 2007 fiscal year, upon any date that a majority of the Board or ADM's shareholders determine, Executive will retire and resign as a Director and as Chairman (the "Retirement Date"). After the conclusion of ADM's 2007 fiscal year, upon any date that Executive, a majority of the Board or ADM's shareholders determine, Executive will retire and resign as a Director (assuming Executive's reelection as a Director of ADM) and as Chairman (then the "Retirement Date"), and Executive agrees to execute and deliver any and all further documentation reasonably requested by ADM in order to evidence and effect the retirement. If Executive's Retirement Date is prior to July 1, 2008, he shall remain an employee of ADM until the close of business on June 30, 2008, and shall be available (consistent with his outside obligations) to provide such services to the Board and the CEO as shall be reasonably agreed between Executive and the Board. In any event, and regardless of whether Executive remains Chairman, Executive shall cease to be an employee of ADM at the close of business on June 30, 2008.

Section 4. <u>Payments</u>. Upon Executive's retirement, ADM shall provide Executive with the following payments and benefits:

(a) <u>Continued Chairman Compensation</u>. If the Retirement Date is prior to September 1, 2009, Executive shall continue to receive his Chairman Compensation until September 1, 2009; provided, however, that if Executive voluntarily elects to retire and resign as a Director and Chairman prior to July 1, 2007, he shall not receive Chairman Compensation after his Retirement Date, and he shall forfeit any unvested equity awards as of his Retirement Date that were granted under ADM's equity plans other than ADM's 2002 Incentive Compensation Plan, but he shall receive the remainder of the benefits described in this Agreement. Such Chairman Compensation shall be paid in accordance with ADM's regular payroll cycles and in a manner consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). If the Retirement Date is on or after September 1, 2009, Executive shall not receive any Chairman Compensation after his Retirement Date.

(b) <u>Equity Awards</u>. Upon Executive's Retirement Date, Executive shall continue to vest in his outstanding equity awards as provided in this paragraph. With respect to awards granted under the terms of ADM's 2002 Incentive Compensation Plan (including the normal August 2006 award), Executive's retirement shall conclusively be deemed to be pursuant to "Retirement," as such term is used in Executive's various stock award and stock option agreements. With respect to awards granted under other equity plans, subject to Executive's full compliance with Section 5 below, such awards shall continue to vest in accordance with their regular vesting schedules, and any awards that have not previously vested on September 1, 2009 shall become fully vested on that date. In addition, any vested options shall remain exercisable as if Executive remained employed until the end of the original term (or such shorter period of time as is necessary so that such options are not subject to the tax imposed by Code Section 409A). To the extent any equity awards under ADM's equity plans other than ADM's 2002 Incentive Compensation Plan cannot be fully vested and Executive is otherwise entitled to have them vested under the terms of this Agreement, ADM will pay to Executive the cash value of

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such awards (including the spread between the option price and the current fair market value of ADM's stock) on the later of the date when such award would otherwise have become vested or the first date on which such payment would not be subject to the tax imposed by Code Section 409A.

        (c)   Benefits.

        (i)   Executive shall receive any and all benefits accrued under any deferred compensation or qualified or non-qualified pension plan in which he currently participates (other than any severance plan) in accordance with, and subject to, the terms thereof; provided that no such deferred compensation or non-qualified pension benefits shall be paid prior to the first date on which they would not be subject to the tax imposed by Code Section 409A.

        (ii)   If Executive's Retirement Date is prior to July 1, 2008, Executive and his family shall be entitled to continued participation as an employee in all medical, health and life insurance plans at the same benefit level at which Executive and his family were participating on the Retirement Date until the earlier of (A) July 1, 2008, or (B) the date, or dates, Executive receives substantially similar coverage and benefits under the plans and programs of a subsequent employer (such coverage and benefits to be determined on a coverage-by-coverage, or benefit-by-benefit, basis). Such coverage shall be determined as if Executive had continued to be an active employee of ADM, and ADM shall continue to pay the costs of such coverage under such plans on the same basis as is applicable to active employees covered thereunder; provided that, if participation in any one or more of such plans is not possible under the terms thereof, ADM shall provide substantially identical benefits or, at Executive's election, reimburse Executive for his cost of obtaining comparable coverage from a third–party insurer. In any event, Executive and his eligible dependents shall be eligible to participate in ADM's retiree welfare benefits program.

        (iii)   If Executive's Retirement Date is prior to July 1, 2008, Executive shall be credited with service and age credits as an employee under ADM's supplemental retirement plans until July 1, 2008, and Executive may commence benefits on July 1, 2008 in any form permitted by the applicable retirement plan as of the date of this Agreement. If Executive's Retirement Date is on or after July 1, 2008, Executive may commence benefits upon his Retirement Date (or the first date on which payment of such benefits would not be subject to tax imposed by Code Section 409A) in any form permitted by the applicable retirement plan as of the date of this Agreement.

        (iv)   If Executive's Retirement Date is prior to July 1, 2008, Executive shall, until July 1, 2008, receive office and secretarial support similar to his current arrangements at a location to be mutually agreed upon by the parties. If Executive's Retirement Date is on or after July 1, 2008, he shall not receive office and secretarial assistance after his Retirement Date.

(v)   Executive shall be reimbursed for the reasonable legal and professional fees incurred by him for the negotiation and documentation of this Agreement.

(vi)   Executive shall be paid for any (A) base salary (at the rate of salary in effect immediately prior to the Retirement Date) to the extent earned but unpaid as of the Retirement Date, (B) accrued but unused vacation days and (C) reasonable business and fringe benefit expenses incurred by him prior to the Retirement Date in accordance with Company policy in effect on the Retirement Date which have not yet been reimbursed. Such payment shall be made in accordance with ADM's standard payroll and expense reimbursement practices.

Section 5.   Covenant Not To Compete. Executive acknowledges and agrees that he has, from time to time, executed Non-Disclosure Agreements with ADM which continue in full force and effect during the period of his employment and thereafter by their terms, and further acknowledges and agrees that during his tenure as CEO Executive had direct access to and personal knowledge of ADM's most important proprietary business information including, but not limited to, business plans and strategies, financial information, trading and hedging strategies, and operational methods, plans and strategies. This information is proprietary to ADM and subject to reasonable efforts by ADM to secure its confidentiality. This proprietary information has significant value to ADM as it provides ADM with a strategic advantage over its Competitors (as defined below). Were this information provided to ADM's Competitors, or were Executive to be engaged by ADM's Competitors, since Executive would not be unable to perform his duties for such Competitors without disclosing ADM's confidential and proprietary business information, ADM would be irreparably harmed. Therefore, beginning on Executive's Retirement Date and continuing until September 1, 2009, Executive shall not, without the prior written consent of the Board of Directors of ADM, which consent shall not be unreasonably withheld, own any interest in, except the ownership of stock in a publicly-traded company, take any employment with, or act as a director, officer, agent, consultant, advisor, independent contractor or in any other capacity whatsoever, directly or indirectly, with or to any any entity that would compete with any of the material businesses of ADM ("Competitors"). As further consideration for Executive's agreement to forego such opportunities, ADM will pay Executive $1,000,000 on September 1, 2009 provided that Executive is then in full compliance with the provisions of this Section 5. In the event that Executive continues to serve as Chairman or as a director of ADM after July 1, 2008, the period of non-competition shall begin on the last day of Executive's service as a director and shall continue for fifteen (15) calendar months thereafter, at which time ADM will pay Executive the $1,000,000 described in the preceding sentence, provided that Executive is then in full compliance with the provisions of this Section 5. During these same periods, Executive will not hire or solicit for employment any executive of ADM or its subsidiaries or affiliates without the prior written consent of the CEO or President of ADM. ADM's exclusive remedy for Executive's failure to fully comply with this Section 5 shall be the forfeiture of the payment described in the preceding sentence, the forfeiture of any equity awards issued under plans other than ADM's 2002 Incentive Compensation Plan that are unvested at the time of such breach, and the forfeiture of any unpaid Chairman Compensation.

Section 6.   Setoff; No Mitigation. No payments or benefits payable to or with respect to Executive pursuant to this Agreement shall be reduced by any amount Executive may earn or

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receive from employment with another employer or from any other source, except as expressly provided in Section 4(c)(ii). Executive shall have no duty to mitigate his damages by seeking other employment.

Section 7.   Indemnification; D&O Coverage.   ADM shall continue to indemnify Executive and provide directors' and officers' liability insurance coverage (including, where required, legal defense) for actions prior to Executive's Retirement Date to the same extent it indemnifies and provides liability insurance coverage to then-current officers and directors of ADM.

Section 8.   Release.   In consideration of the post-retirement compensation and benefits to which Executive would not otherwise be entitled by law, contract or under the policies or practices of ADM that will be provided to Executive pursuant to this Agreement, Executive agrees to execute and deliver to ADM between the Retirement Date and 21 days following the Retirement Date a general release and waiver in a form substantially similar to that used for other senior executives of ADM under which Executive releases and discharges ADM and its affiliates, subsidiaries, joint ventures and related entities, and each of their past and present officers, directors, managers, attorneys, benefit plans and plan administrators and agents, from all claims and causes of action of any kind, including, but not limited to, claims and causes of action arising out of Executive's employment and retirement, but excluding claims and causes of action relating solely to ADM's obligations to make payments or provide benefits after Executive's retirement pursuant to the express terms of this Agreement. Executive will not be entitled to receive such post-retirement benefits until the general release and waiver becomes effective in accordance with its terms.

Section 9.   Death or Disability of Executive.   If Executive dies or becomes disabled (as such term is defined in ADM's long term disability plan) at any time after the date hereof, he (or his estate) shall receive the compensation and benefits described in this Agreement to the extent not previously paid to him.

Section 10.   Binding Effect; Revocation; Modification.   The parties understand and agree that this Agreement is final and binding and, together with the Non-Disclosure Agreements previously executed by Executive, constitute the complete and exclusive statement of the terms and conditions relating to Executive's retirement, that this Agreement supersedes all prior agreements and understandings (oral or written) between Executive and ADM relating to Executive's employment, Retirement Date, or otherwise, that no representations or commitments were made by the parties to induce this Agreement other than as expressly set forth herein and that this Agreement is fully understood by the parties. This Agreement may not be modified or supplemented except by a subsequent written agreement signed by the party against whom enforcement of the modification is sought.

Section 11.   Governing Law.   The validity, construction and enforceability of this Agreement shall be governed in all respects by the laws of the State of Illinois, without regard to its conflicts of laws rules.

Section 12.   Resolution of Disputes.   Any disputes under or in connection with this Agreement shall, at the election of either party, be resolved by arbitration, to be held in Chicago,

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Illinois in accordance with the rules and procedures of the American Arbitration Association then in effect. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction. Each party shall bear its own costs, including but not limited to attorneys' fees, of the arbitration or of any litigation arising out of this Agreement. Pending the resolution of any arbitration or litigation, ADM shall continue payment of all amounts due the Executive under this Agreement and all benefits to which the Executive is entitled at the time the dispute arises.

Section 13.   Waiver; Severability. No waiver by any party at any time of any breach by any other party of, or compliance with, any condition or provision of this Agreement to be performed by any other party shall be deemed a waiver of any other provision of this Agreement, or of any subsequent breach by such party of a provision of this Agreement. If any of the provisions of this Agreement shall otherwise contravene or be invalid under the laws of any state or other jurisdiction where it is applicable but for such contravention or invalidity, such contravention or invalidity shall not invalidate all of the provisions of this Agreement, but rather this Agreement shall be reformed and construed, insofar as the laws of that state or jurisdiction are concerned, as not containing the provision or provisions, but only to the extent that they are contravening or are invalid under the laws of that state or jurisdiction, and the rights and obligations created hereby shall be reformed and construed and enforced accordingly.

Section 14.   Withholding. ADM may withhold from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to applicable laws or regulations.

Section 15.   Counterparts. This Agreement may be executed by either of the parties hereto in counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ARCHER DANIELS MIDLAND COMPANY



By: _O. Glenn Webb_

Name: _O. Glenn Webb_

Title: _Lead Director_

G. Allen Andreas

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